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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                                                         SEC FILE NUMBER 0-26500


(Check One):

|X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

     For Period Ended: December 31, 1999

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

     For the Transition Period Ended:
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

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Full Name of Registrant: FirstCity Financial Corporation
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Former Name if Applicable:
Former conformed name: First City Bancorporation of Texas Inc
Date of name change: 07/03/95

Former conformed name: First City Acquisition Corp
Date of name change: 05/23/88
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Address of Principal Executive Office (Street and Number): 6400 Imperial Drive

54892.0004
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City, State and Zip Code: Waco, Texas 76712


PART II -- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Certain financial and other information required to be disclosed in the Registrant's Form 10-K could not be obtained by Registrant prior to the required filing date for the report.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Gary H. Miller               254                  751-1750
         (Name)               (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |x| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |x| Yes |_| No


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     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     A review of the Company's books and records for the year ended December 31, 1999 has not yet been completed at this date. At the present time, the Company estimates that it incurred a net loss in excess of $110 million in 1999, compared to net loss of $25 million in 1998. The principal reason for the 1999 loss are losses resulting from the discontinuation of the mortgage business segment consisting of Harbor Financial Group, Inc. and its subsidiaries and FC Capital Corp., which does business as FirstCity Capital Corporation.
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                         FirstCity Financial Corporation
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date - March 30, 2000                 By: /s/ Gary H. Miller
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                                          Gary H. Miller, Senior Vice President



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